Exhibit (a)(1)(K)
DR 3 S.r.l. ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD AND
FINAL RESULTS FOR ITS TENDER OFFER FOR DE RIGO ORDINARY SHARES
AND ADSs
September 20, 2005 (Amsterdam, the Netherlands) — De Rigo Holding B.V. announced today that its wholly-owned subsidiary DR 3 S.r.l. had concluded its tender offer for any and all outstanding ordinary shares and American Depositary Shares of De Rigo S.p.A. (NYSE:DER). The previously announced subsequent offering period expired at 5:00 p.m., New York City time, on Monday, September 19, 2005.
De Rigo Holding is wholly owned by the De Rigo brothers, who, prior to commencement of the offer, owned directly or indirectly through De Rigo Holding, approximately 77.2% of the outstanding ordinary shares and ADSs.
De Rigo Holding has been advised by The Bank of New York, the Tender Agent for the offer, that upon expiration of the subsequent offering period, 189,214 ADSs had been validly tendered during the subsequent offering period, bringing the total to 7,969,496 ADSs and 400,000 Ordinary Shares of De Rigo that had been validly tendered and not withdrawn pursuant to the offer. Together with the ordinary shares and ADSs already owned by the De Rigo brothers, the ordinary shares represented by tendered ADSs and ordinary shares represent approximately 97% of De Rigo’s outstanding share capital.
Based on the number of ADSs tendered, De Rigo Holding believes that approximately 900,000 ADSs remain outstanding following the tender offer. De Rigo Holding expects to cause De Rigo to proceed with the intended application for delisting of the ADSs from the New York Stock Exchange. Based on its initial review of the final results of the tender offer, De Rigo Holding also expects that it will be in a position to cause De Rigo to proceed with the intended deregistration of the ordinary shares and ADSs with the SEC.